Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the CSR plc Employee Share Purchase Plan of our report dated February 27, 2009, with respect to the consolidated financial statements and schedule of SiRF Technology Holdings, Inc. as of December 27, 2008 and December 31, 2007, and the related consolidated statements of operations, convertible preferred stock and stockholders’ equity, and cash flows for the periods ended December 27, 2008, December 31, 2007 and December 31, 2006, included in the proxy statement/ prospectus that is made a part of the Registration Statement on Form F-4 (Registration No. 333-159615), as amended, of CSR plc filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, California

October 1 2009